CONFIDENTIAL TREATMENT OF

CERTAIN DESIGNATED PORTIONS

OF THIS LETTER HAS BEEN

REQUESTED BY MORGAN

STANLEY. SUCH CONFIDENTIAL

PORTIONS HAVE BEEN OMITTED,

AS INDICATED BY [*] IN THE

TEXT, AND SUBMITTED TO THE

COMMISSION.

February 14, 2011

By U.S. Mail & Facsimile to 202-775-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-Q for Quarterly Period Ended

September 30, 2010

Filed November 8, 2010

File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of January 31, 2011 concerning its Form 10-Q for the Quarterly Period Ended September 30, 2010 (“Third Quarter Form 10-Q”).

For your convenience, we have restated your comments below.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

11. Commitments, Guarantees and Contingencies

Other Guarantees and Indemnities

Representation and Warranties on Certain Securitized Assets, page 67

Comment:

1.	We have considered your response to our prior comment one. Please clarify for us whether your exposure to the representations and warranties discussed in your response stems from your activities as a loan originator, servicer or the underwriter of securitization transactions. As part of your response, please provide some quantification of the volume of similar activity that is potentially subject to similar repurchase requests in the future, such as volume of loans sold or securitized as well as whether similar activities continue to occur. In addition, please consider enhancing your disclosures to include this information.

Response:

While the Company originated some of the residential mortgage loans that it securitized, the Company’s potential responsibility for representations and warranties associated with residential mortgage loans securitized by the Company is primarily attributable to the Company’s role as a sponsor of certain U.S. residential mortgage backed securitizations (“RMBS”) containing loans originated by third parties. In that capacity, the Company agreed to make representations and warranties, or to be responsible for representations and warranties made by third-party sellers, on certain loans. In other instances, third-party sellers made the representations and warranties, and the Company did not agree to be responsible for them.

Between 2004 and 2007, the Company sponsored RMBS containing approximately [*]. Of that amount, the Company made representations and warranties concerning approximately [*]. In addition, the Company agreed to be responsible for the representations and warranties made by third-party sellers on approximately [*]. The Company did not make, or otherwise agree to be responsible for, most of the representations and warranties on approximately [*]. The Company has not sponsored any U.S. RMBS since 2007.

The Company also has potential responsibility for representations and warranties associated with its role as an originator of commercial mortgage loans that it securitized in commercial mortgage backed securitizations (“CMBS”). Between 2004 and 2010, the Company originated approximately [*] that were securitized. In addition, the Company originated the U.S. Dollar equivalent of approximately [*] and [*]. The Company is generally responsible for the representations and warranties associated with all or almost all of these loans. The Company continues to originate and securitize commercial mortgages subject to representations and warranties provided by the Company.

We are currently planning to include additional quantitative information in our disclosure regarding Representations and Warranties on Certain Securitized Assets in our Form 10-K for the year ended December 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 118

Comment:

2.	We note your disclosure on page 122 of your Form 10-Q that your Global Liquidity Reserve of $162 billion as of September 30, 2010 is made up of all unencumbered assets that are not pledged as collateral on either a mandatory or a voluntary basis and that they do not include other unencumbered assets that are available to the Company for additional monetization. Please tell us if you are aware of any instances where certain of the assets included as part of your Global Liquidity Reserve disclosure may have in fact been subject to a lien or other encumbrance and thus not appropriately included as part of the Global Liquidity Reserve. As part of your response, please discuss the following, and consider revising the appropriate sections of your future Exchange Act filings to address the following:

a.	Discuss the circumstances surrounding any situations where this may have occurred and how they were identified;

b.	Quantify the amount(s) and period(s) impacted;

c.	Discuss the changes or steps taken to ensure that any of these types of situations do not occur in the future; and

d.	Discuss the Company’s conclusions regarding how any circumstances, if any, where amounts were improperly included in the Global Liquidity Reserve were not material to the periodic reports affected.

Response:

With respect to the matter cited by the Staff which is included in the Third Quarter Form 10-Q, in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources,” we confirm the language is accurate.

In connection with the Staff’s comments, the Company performed a thorough review of the assets included in the Global Liquidity Reserve amounts reported in the Third Quarter Form 10-Q. [*]

[*]

*            *             *            *            *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth

Paul C. Wirth
Finance Director and Controller

cc:	Jennifer Monick, Securities and Exchange Commission

Ruth Porat, Chief Financial Officer

Gregory G. Weaver, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP